SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FIRST QUARTER 2007 CONSOLIDATED RESULTS

May 09, 2007 – VIVO Participações S.A. announces today its consolidated results for the first quarter 2007 (1Q07). The Company’s operating and financial information, except as otherwise indicated, is presented in Brazilian reais in accordance with Brazilian Corporate Law.

Vivo’s 1Q07 figures reflect the results of the work developed in the management’s priority projects in 2006, aiming at reducing the company’s weak points and enhancing its strong points, engaging the whole company around the same cause – customer satisfaction – and the same goal – profitable growth, being the sole company to offer CDMA/EV-DO and GSM/EDGE technologies to its customers.

Quotation
05/08/2007

Per Share
ON - VIVO3 - R$  16.60
PN - VIVO4 - R$    9.00
ADR – VIV – US$  4.51

Capital Stock
03/31/2007

Free Float- ON Share       10.7%
Free Float- PN Share        52.0%
Total Free Float:                36.9%
Treasury Shares                  0.3%
Controlling Group             62.8%
Tot. of ON shares    524,931,665
Tot. of PN shares     917,186,080

Stock performance over 1Q07

1Q07 Database

Daily avrg. Volume       R$ 26 mm
Vivo ON Upside                6.8%
Vivo PN Upside              (18.1%)
Ibovespa                            3.0%
ITEL                                    4.4%

HIGHLIGHTS

  Campaign: "Vivo. Sinal de Qualidade ". Strengthening the company’s new positioning, Vivo launched a new publicity campaign on March 11 establishing therewith a sole and relevant market position and positioning itself as the best mobile telephone company. The campaign clearly shows everything that Vivo has already done (and has continued to do) for its customers to have access to the best service quality. The new slogan “Vivo. Sinal de Qualidade” allows two different interpretations: best quality of connection (basic attribute of the company’s new position) and service excellence.
  Vivo offers best in class GSM and CDMA solutions.
  After the successful campaign on “Vivo Escolha” (Vivo Selection) plans in October 2006, Vivo launched a promotion that offers call bonus. The campaign follows the same strategy, which is to stimulate on-net use of cellular phones by customers.
  Additions and exchanges of GSM handsets confirm the strategy in implementing the new network and the focus placed on actions that offer plans and services adequate to the consumption profile of each customer.
  100% of the customers have already been integrated into common platform. These synergies provide simplified processes such as billing and collection, besides providing a single platform for the development of products and services.
  The provision for bad debt of R$107.4 million in the quarter, representing 2.7% of the gross revenue, represents a reduction of 33.3% in relation to 1Q06.
  EBITDA of R$757.0 million in 1Q07, with EBITDA margin of 26.6% in the quarter, represented a growth of 5.6% in relation to 1Q06. By eliminating the effects of termination of the partial Bill&Keep system, the EBITDA margin would be 29.7%.
  The operating cash flow plus the increase in working capital generated of R$296.7 million in the quarter, while the 1Q06 used resources in the amount of R$ 114 million.
  The net debt in the amount of R$3,305.1 million presents a reduction of 7.0% in relation to 4Q06 and 26.0% in relation to 1Q06. S&P confirmed Vivo’s rating and charge its outlook from “negative” to “stable”.

Basis for presentation of results

Figures disclosed are subject to differences, due to rounding-up procedures. Some information disclosed for 4Q06 and 1Q06 was re-classified, as applicable. Vivo’s accounting criteria kept stable.

HIGHLIGHTS
R$ million	1 Q 07	4 Q 06	Δ%	1 Q 06	Δ%

Net operating revenue	2,850.8	2,936.5	-2.9%	2,577.0	10.6%
Net service revenues	2,609.3	2,646.7	-1.4%	2,261.7	15.4%
Net handset revenues	241.5	289.8	-16.7%	315.3	-23.4%
Total operating costs	(2,093.8)	(2,078.9)	0.7%	(1,859.9)	12.6%
EBITDA	757.0	857.6	-11.7%	717.1	5.6%
EBITDA Margin (%)	26.6%	29.2%	-2.6 p.p.	27.8%	-1.3 p.p.
Depreciation and amortization	(571.0)	(560.1)	1.9%	(591.7)	-3.5%
EBIT	186.0	297.5	-37.5%	125.4	48.3%
Net income	(19.3)	885.6	n.a.	(179.3)	-89.2%

Capex	235.4	1,059.0	-77.8%	281.3	-16.3%
Capex over net revenues	8.3%	36.1%	-27.8 p.p.	10.9%	-2.8 p.p.
Operating cash flow	521.6	(201.4)	n.a.	435.8	19.7%
Change in working capital	(224.9)	961.6	n.a.	(549.4)	-59.1%

Customers (thousand)	29,030	29,053	-0.1%	30,138	-3.7%
Net additions (thousand)	(23)	328	n.a.	333	n.a.

                                                Operating Cash Flow

The operating cash flow (EBITDA-CAPEX) of R$ 521.6 million increased by 19.7% in relation to 1Q06. Added to the increase in working capital generated R$ 296.7 million in the quarter, while the 1Q06 used resources in the amount of R$ 114 million.

                                                Capital Expenditures (CAPEX)

We have already invested about 69% of total Capex in the GSM overlay.

Capex in the quarter, among others, was due to performing the required activities for the GSM/EDGE overlay. As a result, investments made in 1Q07 reached R$ 235.4 million, representing 8.3% of net revenue. Investments are mainly related to quality maintenance and coverage expansion.

CAPEX - VIVO
R$ million
	1 Q 07	4 Q 06	1 Q 06
Network	98.1	805.2	92.1
Technology / Information System	43.8	134.1	85.9
Other	93.5	119.7	103.3
Total	235.4	1,059.0	281.3
% Net Revenues	8.3%	36.1%	10.9%

CONSOLIDATED OPERATING PERFORMANCE - VIVO
	1 Q 07	4 Q 06	Δ%	1 Q 06	Δ%
Total number of customers (thousand)	29,030	29,053	-0.1%	30,138	-3.7%
Market Share (*)	37.6%	38.2%	-0.6 p.p.	43.5%	-5.9 p.p.
Net additions (thousand)	(23)	328	n.a.	333	n.a.
Market Share of net additions (*)	-1.8%	11.0%	-12.8 p.p.	16.0%	-17.8 p.p.
Market penetration	56.0%	55.0%	1.0 p.p.	50.9%	5.1 p.p.

SAC (R$)	100	115	-13.0%	125	-20.0%

Monthly Churn	2.6%	2.5%	0.1 p.p.	1.8%	0.8 p.p.
ARPU (in R$/month)	30.0	30.6	-2.0%	25.4	18.1%
Total MOU (minutes)	75	82	-8.5%	68	10.3%

Employees	5,735	5,896	-2.7%	6,069	-5.5%
(*) source: Anatel

                                                OPERATING HIGHLIGHTS

Handset portfolios and continuous quality improvement contributed towards a better customer base.
  The company recorded 29,030 thousand customers in the end of the quarter. The improvement in the customer base was influenced by the launching of the “Vivo Escolha” (Vivo Selection) plans, strengthening of the mix of handset, especially GSM technology handsets, and capillarity of the points of sale. Of the total sales increase, 16% correspond to GSM technology, which is present in 86% of the municipalities covered by CDMA technology.
  ARPU remained stable at R$ 30, which evidences the quality of Vivo customer base, representing an increase of 18.1% over 1Q06.
  The company has continued its focus on capturing and keeping value customers, maintaining rationality and searching for positive results in each campaign and commercial action.

SAC reduction as a result of greater commercial and operating efficiency.
  SAC in the first quarter 2007 showed a 13.0% reduction over 4Q06 as a result of lower expenses with subsidies and an increased number of purchases through Vivo's own stores, reduction of advertising and commission expenses, besides the seasonality between periods. When compared with 1Q06, the 20%reduction in the acquisition cost is the result of a cost reduction with subsidies, publicity, advertisement and R$/US$ exchange rate variation, better commercial agreements and cost of the equipment sold, the last recorded a 18.7% reduction.

 “Better signal”, a result of the constant improvement in service quality.

ON-NET traffic increase through specific campaigns.

ARPU remained stable at R$30, despite the typical seasonality of the period.

  Churn of 2.6% in the quarter, stable in relation to the previous quarter, especially recorded in the value segment, in which we maintained the churn under strict control. In relation to 1Q06, the increase of 0.8 percentile point is due to keeping competition levels stable in the quarter, atypical seasonality operations and adjustment effected in the customer base in the second quarter of 2006.

  By strengthening its customer base channels, Vivo managed to obtain a material improvement in its performance rates and service level. Vivo launched an operating efficiency improvement plan focused on cost reduction, service level improvement, retention by segment, development of electronic channels and assistance to customers, which resulted in the best level of connection quality.

  The blended MOU was 10.3% higher than in 1Q06. The increased ON-NET outgoing traffic contributed for such growth as a result of new plans, promotions and segmented campaigns. Comparing to 4Q06, the 8.5% reduction is the result of the seasonality between periods, where the first quarter is historically lower, due to the vacation season and lesser number of working days.

   The total traffic recorded a 6.4% growth in 1Q07 in relation to 1Q06, emphasizing the growth both in the post-paid and in the prepaid segments. Considering only the outgoing traffic, the increase was 21.9%. In the comparison between 1Q07 against 4Q06, the total traffic was reduced by 7.7% due to the same reasons explained for the MOU.

  The blended ARPU recorded the amount of R$ 30.0, despite the typical seasonality of the quarter. Vivo continued its active and passive re-adequacy policy of the service plans of its customers, seeking to improve loyalty of customer base specially in high end value segment. The “Vivo Escolha” (Vivo Selection) plans were responsible to improve Vivo’s service competitiveness and already account for more than 33% of the individual customers. When compared to 1Q06, the blended ARPU recorded 18.1% increase due to the growth in the outgoing and incoming traffic. By eliminating the effects of termination of the partial Bill&Keep system, the blended ARPU in 1Q07 would record 2.9% increase in relation to 1Q06.

  Total outgoing traffic increase of 6.4% in 1Q07 in relation to 1Q06, due to promotions and incentive to use, was responsible for an increase in the outgoing ARPU of 8.5%, both in postpaid and prepaid segments.

NET OPERATING REVENUES - VIVO
	According to Corporate Law
R$ million	1 Q 07	4 Q 06	Δ%	1 Q 06	Δ%
Subscription and Usage	1,231.8	1,263.2	-2.5%	1,188.9	3.6%
Network usage	1,184.6	1,225.6	-3.3%	930.0	27.4%
Other services	192.9	157.9	22.2%	142.8	35.1%
Net service revenues	2,609.3	2,646.7	-1.4%	2,261.7	15.4%
Net handset revenues	241.5	289.8	-16.7%	315.3	-23.4%
Net Revenues	2,850.8	2,936.5	-2.9%	2,577.0	10.6%

                            OPERATING REVENUE

Increase of the total outgoing traffic Data revenue increase by 21.4% in relation to 4Q06 and by 28% in relation to 1Q06.

Service revenue grew 15.4%, increasing the total net revenue in 10.6% in relation to 1Q06, recording R$ 2,850.8 million in the quarter. In relation to 4Q06, the total net revenue reduced by of 2.9%, especially due to the decrease in the handsets revenues and seasonality between the periods under comparison. By eliminating the effects of the partial Bill&Keep in the 1Q07 and 4Q06, net service revenue would record a reduction of only 0.7% between the two quarters and would remain stable between 1Q07 and 1Q06.

The increase of 3.6% in “subscription and usage revenue”, when compared to 1Q06, is mainly due to the increase in the total outgoing revenue, which was impacted by the growth in the total outgoing traffic, by the incentive to usage and promotions and, especially, by the launching of the “Vivo Escolha” (Vivo Selection) plans in October. Also contributed to such growth the 20.5% increase in the volume of recharges in 1Q07 over 1Q06. When compared to 4Q06, there was  2.5% reduction in the subscription and usage revenue, as result of seasonality.

The WAP (Internet access) revenue increased by 19.8% in the comparison with 4Q06 and by 45.3% over the previous year, with potential growth due to the increase in the number of data-enabled handsets. Data revenue plus SVA’s accounted for 8.2% of the service revenue, 1.6 percentile points higher than in 4Q06 and 0.7 percentile point higher than in 1Q06. An increase of 21.4% was recorded in the comparison between 1Q07 and 4Q06, and of 28.0% in the comparison with 1Q06. More than 120,000 complete songs are monthly sold; Vivo’s digital song shop is the largest selling virtual music store in Brazil; Vivo Localiza Família (Vivo’s Family Locating Plan): more than 10,000 customers.

OPERATING COSTS - VIVO
	According to Corporate Law
R$ million	1 Q 07	4 Q 06	Δ%	1 Q 06	Δ%
Personnel	(173.7)	(184.8)	-6.0%	(155.7)	11.6%
Cost of services rendered	(716.4)	(733.2)	-2.3%	(434.0)	65.1%
Leased lines	(53.7)	(47.1)	14.0%	(59.4)	-9.6%
Interconnection	(365.0)	(385.5)	-5.3%	(39.9)	814.8%
Rent/Insurance/Condominium fees	(49.3)	(52.1)	-5.4%	(49.9)	-1.2%
Fistel and other taxes and contributions	(126.9)	(123.6)	2.7%	(136.1)	-6.8%
Third-party services	(97.3)	(90.7)	7.3%	(93.5)	4.1%
Others	(24.2)	(34.2)	-29.2%	(55.2)	-56.2%
Cost of goods sold	(351.5)	(407.0)	-13.6%	(432.6)	-18.7%
Selling expenses	(619.3)	(676.3)	-8.4%	(711.3)	-12.9%
Provision for bad debt	(107.4)	(73.0)	47.1%	(161.0)	-33.3%
Third-party services	(478.2)	(544.0)	-12.1%	(516.6)	-7.4%
Others	(33.7)	(59.3)	-43.2%	(33.7)	0.0%
General & administrative expenses	(156.3)	(159.8)	-2.2%	(129.0)	21.2%
Other operating revenues (expenses)	(76.6)	82.2	n.a.	2.7	n.a.
Total costs before depreciation / amortization	(2,093.8)	(2,078.9)	0.7%	(1,859.9)	12.6%
Depreciation and amortization	(571.0)	(560.1)	1.9%	(591.7)	-3.5%
Total operating costs	(2,664.8)	(2,639.0)	1.0%	(2,451.6)	8.7%

                                                 OPERATING EXPENSES

Strict control over manageable costs, leading to a more efficient, productive and competitive structure.

The growth of 11.6% in Human Resources  in 1Q07 over 1Q06 is due to the adjustment provided for in the Collective Union Agreement in November 2006 and to severance payments arising out of a reduction in the labor count.
The reduction of 6.0% in Human Resources in 1Q07 over 4Q06 is due to the provision for payment of the Expense Reduction Prize, in December 2006, and to the fact that adjustments referring to provisions for vacation pay and thirteenth wage are concentrated in 4Q06.

By eliminating the effects of termination of the B&K program, the services costs would record a 9.9% reduction in relation to 1Q06

The increase of 65.1% in the cost of services rendered in 1Q07, when compared to 1Q06, is due to the 814.8% increase in interconnection costs arising out of the termination of the partial Bill&Keep system. Such increase is partially offset by a reduction in connection expenses, Fistel fee and other contributions, in addition to a reduction in losses arising out of roaming. When compared to 4Q06, the reduction was 2.3%, due to the reduction in interconnection costs and in losses arising out of roaming. By eliminating the effects of the partial Bill & Keep system, the cost of services in 1Q07 would record a reduction of 0.9% in relation to 4Q06 and of 1.6% in relation to 1Q06.

The cost of goods sold decreased by 18.7% and by 13.6% in relation to 1Q06 and 4Q06, respectively, not affecting the commercial performance, keeping the sustainable growth, activation rationalization and improvement in the mix and cost of handsets sold, which was due to better negotiation with suppliers and the appreciation of the Real against the US Dollar, in additional to the launching of GSM handsets.

In 1Q07, selling expenses were reduced by 12.9% in relation to 1Q06, as a result of the reduction in expenses with provisions for bad debt and third-party expenses, especially sales commissions and marketing. When compared to 4Q06, the 8.4% reduction reflects all the actions implemented for controlling expenses, affected by an increase in the provision for bad debt.

We have continued to place our focus on the sustainable reduction of fraud and cloning as a result of specific projects, such as authentication of networks and terminals, which is already present in 100% of the digital network.

The Provision for Bad Debt – PDD in 1Q07 was of R$ 107.4 million, representing 2.7% of the total gross revenue, a 33.3% reduction in relation to the same period of the previous year, which was R$ 161.0 million, representing 4.5% of the gross revenue. This result evidences the strict control exercised over new customers and on accounts receivable. When compared to 4Q06, which recorded the best result in the last two years, the PDD had an increase of 0.9 percentile points on the total gross revenue.

General and administrative expenses increased by 21.2% in 1Q07 in relation to 1Q06, due to the increase in expenses with third-party services, especially plant maintenance and technology transfer, partially offset by a reduction in expenses with regular services due to efficiency gains as a result of  the conclusion of the systemic (TI and SI) platforms unification project. When compared to 4Q06, it recorded a reduction of 2.2%, having remained almost stable due to seasonality between the periods.

Other Operating Revenue / Expenses recorded an expense of R$ 76.6 million. When compared to 1Q06, the variation is mainly due to an increase in expenses with the provision for contingencies, a reduction in the revenue from fines, offset by the increase in revenue referring to commercial incentives. The variation between 1Q07 and 4Q06 arises out of the reversal of the provision for PIS and COFINS (rate increased by Law 9718/98) in the amount of R$ 126 million, given that the judgment of the actions filed by Telesp Celular S/A (succeeded by Vivo S.A.) and Telesp Celular Participações S/A (former name of Vivo Participações S.A.) became final and non-appeallable in 4Q06.

                                                 EBITDA

EBITDA margin of 26.6% in the quarter, evidencing the commitment with constant improvement in the company’s results

The EBITDA (earnings before interests, taxes, depreciation and amortization) in 1Q07 was R$ 757.0 million, an increase of 5.6% in relation to 1Q06, resulting in an EBITDA Margin of 26.6%. By eliminating the effects of the termination of the partial Bill&Keep system, the EBITDA would be in the amount of R$ 745.8 million or a margin of 29.7%. Such result was mainly due to the increase in the revenue and strict control of expenses. The drop in the cost of goods sold also contributed to such increase. When compared to 4Q06, the EBITDA recorded 11.7% reduction, which is due to seasonality.

                                                DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses decreased by 3.5% in relation to 1Q06 especially due to the reduction in the depreciation of network equipment and the increase of 1.9%, when compared to 4Q06, which figures are in line with the company’s activity in the referred periods.

FINANCIAL REVENUES (EXPENSES) - VIVO
	According to Corporate Law
R$ million	1 Q 07	4 Q 06	Δ%	1 Q 06	Δ%
Financial Revenues	58.2	68.8	-15.4%	125.4	-53.6%
Other financial revenues	58.2	68.8	-15.4%	125.4	-53.6%
(-) Pis/Cofins taxes on financial revenues	0.0	0.0	n.a.	0.0	n.a.
Financial Expenses	(185.4)	(213.5)	-13.2%	(311.9)	-40.6%
Other financial expenses	(109.8)	(132.0)	-16.8%	(162.5)	-32.4%
Gains (Losses) with derivatives transactions	(75.6)	(81.5)	-7.2%	(149.4)	-49.4%
Exchange rate variation / Monetary variation	8.5	(1.9)	n.a.	0.3	n.a.
Net Financial Income	(118.7)	(146.6)	-19.0%	(186.2)	-36.3%

Constant reduction in financial expenses between the periods.

VIVO’s net financial expense in 1Q07 was reduced both in the comparison between 1Q07 and 1Q06 (by R$ 67.5 million) and in the comparison with 4Q06 (by R$ 27.9 million). Such reduction was due to the reduction in the net debt generated cash flow and financial liabilities restructuring, as well as the decrease in the interest rates in the period (4.04% in 1Q06, 3.12% in 4Q06 and 3.03% in 1Q07).

Loss of R$ 19.3 million in the quarter against loss of R$ 179.3 in 1Q06.

LOANS AND FINANCING - VIVO
	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	Yen

Financial institutions	1,681.6	136.0	22.8	1,343.6	852.3
Fixcel – TCO’s Acquisition	20.9	-	-	-	-
Total	1,702.5	136.0	22.8	1,343.6	852.3
Exchange rate used	0.0	1.962185	0.039473	2.0504	0.017397

Payment Schedule - Long Term
2008	521.2	14.3	2.4	493.0	568.8
as from 2008	1,118.5	47.5	8.2	-	-
Total	1,639.7	61.8	10.6	493.0	568.8

NET DEBT - VIVO
	Mar 31.07	Dec 31. 06	Mar 31.06
Short Term	1,283.4	1,590.3	2,193.7
Long Term	2,773.8	2,910.1	3,288.9
Total debt	4,057.2	4,500.4	5,482.6
Cash and cash equivalents	(1,241.6)	(1,447.6)	(1,659.8)
Derivatives	489.5	500.5	641.6
Net Debt	3,305.1	3,553.3	4,464.4

(*) BNDES long term interest rate unit

(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant

Reduction in net debt by 26.0%. Confirmation of S&P Rating.

On March 31, 2007, VIVO’s debts related to loans and financing amounted to R$ 4,057.2 million (R$ 4,500.4 million on December 31, 2006), 55% of which is denominated in foreign currency. The Company has signed exchange rate hedging contracts thus protecting 100% of its financial debt against foreign exchange volatility, so that the final cost (debt and swap) is Reais-referenced. This debt was offset by the Company’s available cash and financial investments (R$ 1,241.6 million) and by derivative assets and liabilities (R$ 489.5 million payable) resulting in a net debt of R$ 3,305.1 million,  7% low in relation to December 2006.

The 26.0% reduction in VIVO’s gross debt in relation to 1Q06, amounting to R$ 1,425.4 million, is mainly due to the financial flexibility and rationality, as a result of the corporate restructuring, which made possible the prepayment of debts contracted through the use of cash from  companies with greater availability of funds.

Short term liquidity and debt turned to long term.

Debt decrease in 1Q07 in relation to 4Q06 was mainly due to the fact that the debt service cost has been more than offset by the increased operating cash flow. Additionally, the TFF (Fistel Fee) payable every year in March was paid on the first business day of April. Part of the short term debt was turned into a long-term debt, the short-term debt representing 32% of the total debt.

Capital Market

The General Meeting held on March 15, 2007 approved the distribution of dividends in the amount of R$ 16.8 million, with each preferred share being entitled to receive R$ 0.018416532, which payment shall be made until not later than December 21, 2007.
The shares of Vivo Participações were traded in 100% of the trading floor sessions of the São Paulo Stock Exchange in this quarter, with the common shares having appreciated by 6.8% while the preferred shares suffered a decrease of 18.1% in their prices, which devaluation has been already reversed.

The structure and shareholding ownership

CAPITAL STOCK OF VIVO PARTICIPAÇÕES S.A. on March 31, 2007
Shareholders	Common Shares		Preferred Shares		TOTAL
Portelcom Participações S.A.	67,349,733	12.8%	1,843	0.0%	67,351,576	4.7%
BRASILCEL, N.V.	222,877,507	42.5%	364,350,055	39.7%	587,227,562	40.7%
SUDESTECEL Participações LTDA	88,255,178	16.8%	1,224,498	0.1%	89,479,676	6.2%
AVISTA Participações LTDA	9,630,458	1.8%	46,613,811	5.1%	56,244,269	3.9%
TBS Celular Participações LTDA	68,818,554	13.1%	1,165,797	0.1%	69,984,351	4.9%
TAGILO Participações LTDA	12,061,046	2.3%	22,625,728	2.5%	34,686,774	2.4%
Controlling Shareholder Group	468,992,476	89.3%	435,981,732	47.5%	904,974,208	62.8%
Treasury shares	0	0.0%	4,494,900	0.5%	4,494,900	0.3%
Others shareholders	55,939,189	10.7%	476,709,448	52.0%	532,648,637	36.9%
TOTAL	524,931,665	100.0%	917,186,080	100.0%	1,442,117,745	100.0%

                                                Quality and coverage improvement Program

VIVO has continued significantly expanding its coverage, increasing the number of municipalities served, in addition to enlarging and optimizing the 1XRTT coverage and installing the new GSM/EDGE network convertible into W-CDMA. Simultaneously with the coverage growth, the company has increased its own transmission network. The Network Operation Centers, located in Brasília and in São Paulo, which monitor the Network elements, promptly detect eventual abnormalities, ensuring quick solution. Quality in service rendering, coverage and connection is our focus.

Nationwide coverage, the goal to be achieved

On April 16, 2007, the end of the deadline for contributions to the Public Inquiry of the Invitation to Bid for 1.9 GHz radiofrequencies has left Vivo closer to achieve one of its main goals: nationwide operation, serving Minas Gerais and the Northeast states where it does not operate yet. For GSM/EDGE network customers, it is already possible to obtain digital services in the whole domestic territory.

Coverage area

Vivo Participações, through its wholly-owned subsidiary, Vivo S/A, the largest operator in Brazil, provides mobile telephone services in the states of São Paulo, Paraná, Santa Catarina, Rio de Janeiro, Espírito Santo, Bahia, Sergipe, Rio Grande do Sul, Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima and Tocantins and in the Federal District. Digital coverage is provided in 100% of the municipalities within its coverage area, of which more than 2,000 municipalities are provided with 1xRTT coverage, 27 of them with EV-DO service. The GSM/EDGE network is already present in 86% of the municipalities covered by the CDMA technology in the end of 1Q07. Certain states, such as São Paulo, Rio de Janeiro and Espírito Santo, are already covered by Vivo services in 100% of their municipalities.

Main Prizes, Awards and Events
  O 16th Theatre Festival of Curitiba, which was opened on March 22, with a duration of 10 days, converts the capital of Paraná State into a large stage. The largest Brazilian scenic art event has been supported by Vivo for the fourth consecutive year.

  Vivo Moblog is a service in which the user may create his/her own personal web page, publish pictures and text directly from his/her cellular phone or the Internet, being able to store and share pictures taken from the cellular phone on a quite practical and safe manner. Today, Vivo Moblog has already exceeded the mark of 200 thousand users.

  Vivo has sponsored for the third time the Salvador Summer Festival, having marked its presence in the event with large panels, placards, inflatable icons and other disclosure tools, besides having an outstanding disclosure in the whole official advertisement of the festival. Vivo Institute was also present in the Festival in the space called Feira Cidadão (Citizen Fair), which was assembled for the purpose of allowing the companies to disclose their social responsibility actions.

Social Responsibility

Being committed with the quality of its relationship with its several different publics, Vivo carries out several actions focused on social inclusion of disabled people. For such purpose, the operator created the Inclusive Solutions Program.

The Program, whose objective is to stimulate all the company’s areas in favor of disabled people, has already developed some actions, such as qualification of consultants in its own shops in São Paulo for specialized assistance to hearing disabled people using the Brazilian Signaling Language (LIBRAS) and the TDD, an equipment which allows communication between the hearing disabled person and the shop assistant, is already installed in large circulation locations.

Another pioneering action within the scope of mobile telephone was the delivery of Consumer Defense Codes in Braille language and audio books to the Justice Courts, Special Courts Coordination Services and Consumer Defense Agencies in the main Brazilian cities.

Additionally, through Vivo Institute and Vivo Voluntary program, both of them engaged in assisting visually disabled young people, provides qualification training to its employees in order to serve such disabled young people.

Talents

With a team of professionals each time more qualified, motivated and engaged in the company’s goals, through intense and direct communication processes, Vivo is a reference when we speak of customer satisfaction, service and assistance quality, which results depend, basically, on people.

Environmental Responsibility
  VIVO has sponsored the Integrating Environment into Life Forum I, held by Institute AME, with proceeds from sales of site batteries, with the purpose of fostering environmental responsibility. The event, held on March 17 at the State of Rio Grande do Sul House of Representatives, was intended for school teachers, technicians, university students and other interested people, and was attended by Mrs. Vera Callegaro (State of Rio Grande do Sul Environment Secretary) and by Mr. Beto Moesch (Porto Alegre Environment Secretary), as well as more than 600 people. Vivo was also present in an exclusive stand in which it exposed the project “Transforming Life with Art”, which contributes to the social-education and artistic development of needy children, by means of environmental education workshops.

  VIVO was also present at the II Mini-conference on Biodiversity, at Bagozzi University, in Curitiba (PR), under the coordination of the Municipal Department of Education and Culture of Curitiba (PR), having participated in the Environment Management Division with a qualification workshop for teachers and students entitled “Paraná State Forest Eco-systems”. The event gathered 170 schools, and around 500 participants.

  Vivo has carried out internal campaigns in the buildings of Vivo-RJ, SP and DF for disclosure of the project of handsets, batteries and accessories recycling in the stores under the slogan: “Your useless handset may connect the world to a better future”. In the buildings Berrini-SP and Tijuca-RJ, boxes were provided for collection of the materials, with 649 handsets, 305 batteries and 341 accessories having been collected. Gifts were distributed in Brasília for disclosure of the project.

  Additionally to the several actions and campaigns, Vivo has in place a continuous project called “Coloring Vivo Environment”, which deals with the implementation of selective collection of recyclable products in order to provide correct disposal of recyclable waste (paper, plastic, metal and glass) and dangerous products (batteries, fluorescent lamps, hospital garbage and electro-electronic devices).

CONSOLIDATED BALANCE SHEET - VIVO
R$ million
ASSETS	Mar 31. 07	Dec 31. 06

Current Assets	5,586.9	5,672.4
Cash and banks	21.8	82.9
Temporary cash investments	1,220.0	1,364.7
Net accounts receivable	1,874.5	1,961.3
Inventory	262.5	282.0
Prepayment to Suppliers	20.0	13.1
Deferred and recoverable taxes	1,613.4	1,662.7
Derivatives transactions	2.2	1.3
Prepaid Expenses	457.4	181.9
Other current assets	115.1	122.5

Non- Current Assets	11,473.2	11,869.6
Long Term Assets:
Deferred and recoverable taxes	2,551.0	2,624.9
Derivatives transactions	0.3	0.1
Prepaid Expenses	26.8	21.3
Other long term assets	30.9	21.6
Investment	901.2	979.2
Plant, property and equipment	6,229.8	6,445.5
Net intangible assets	1,610.7	1,642.7
Deferred assets	122.5	134.3

Total Assets	17,060.1	17,542.0

LIABILITIES

Current Liabilities	5,264.0	5,699.9
Personnel, tax and benefits	143.1	156.6
Suppliers and Consignment	2,601.1	2,627.0
Taxes, fees and contributions	466.3	453.7
Loans and financing	1,283.4	1,590.3
Interest on own capital and dividends	51.4	51.7
Contingencies provision	75.3	61.9
Derivatives transactions	299.0	372.2
Other current liabilities	344.4	386.5

Non-Current Liabilities	3,440.7	3,469.9
Long Term Liabilities:
Taxes, fees and contributions	215.3	212.5
Loans and financing	2,773.9	2,910.0
Contingencies provision	122.5	84.7
Derivatives transactions	193.0	129.7
Other long term liabilities	136.0	133.0

Shareholder's Equity	8,355.0	8,371.8

Funds for capitalization	0.4	0.4

Total Liabilities and Shareholder's Equity	17,060.1	17,542.0

CONSOLIDATED INCOME STATEMENTS - VIVO
	According to Corporate Law
R$ million	1 Q 07	4 Q 06	Δ%	1 Q 06	Δ%
Gross Revenues	3,964.3	4,111.4	-3.6%	3,617.0	9.6%
Gross service revenues	3,419.1	3,470.6	-1.5%	3,016.8	13.3%
Deductions – Taxes and others	(809.8)	(823.9)	-1.7%	(755.1)	7.2%
Gross handset revenues	545.2	640.8	-14.9%	600.2	-9.2%
Deductions – Taxes and others	(303.7)	(351.0)	-13.5%	(284.9)	6.6%

Net Revenues	2,850.8	2,936.5	-2.9%	2,577.0	10.6%
Net service revenues	2,609.3	2,646.7	-1.4%	2,261.7	15.4%
Subscription and Usage	1,231.8	1,263.2	-2.5%	1,188.9	3.6%
Network usage	1,184.6	1,225.6	-3.3%	930.0	27.4%
Other services	192.9	157.9	22.2%	142.8	35.1%
Net handset revenues	241.5	289.8	-16.7%	315.3	-23.4%

Operating Costs	(2,093.8)	(2,078.9)	0.7%	(1,859.9)	12.6%
Personnel	(173.7)	(184.8)	-6.0%	(155.7)	11.6%
Cost of services rendered	(716.4)	(733.2)	-2.3%	(434.0)	65.1%
Leased lines	(53.7)	(47.1)	14.0%	(59.4)	-9.6%
Interconnection	(365.0)	(385.5)	-5.3%	(39.9)	814.8%
Rent/Insurance/Condominium fees	(49.3)	(52.1)	-5.4%	(49.9)	-1.2%
Fistel and other taxes and contributions	(126.9)	(123.6)	2.7%	(136.1)	-6.8%
Third-party services	(97.3)	(90.7)	7.3%	(93.5)	4.1%
Others	(24.2)	(34.2)	-29.2%	(55.2)	-56.2%
Cost of handsets	(351.5)	(407.0)	-13.6%	(432.6)	-18.7%
Selling expenses	(619.3)	(676.3)	-8.4%	(711.3)	-12.9%
Provision for bad debt	(107.4)	(73.0)	47.1%	(161.0)	-33.3%
Third-party services	(478.2)	(544.0)	-12.1%	(516.6)	-7.4%
Others	(33.7)	(59.3)	-43.2%	(33.7)	0.0%
General & administrative expenses	(156.3)	(159.8)	-2.2%	(129.0)	21.2%
Other operating revenue (expenses)	(76.6)	82.2	n.a.	2.7	n.a.

EBITDA	757.0	857.6	-11.7%	717.1	5.6%
Margin %	26.6%	29.2%	-2.6 p.p.	27.8%	-1.3 p.p.

Depreciation and Amortization	(571.0)	(560.1)	1.9%	(591.7)	-3.5%

EBIT	186.0	297.5	-37.5%	125.4	48.3%

Net Financial Income	(118.7)	(146.6)	-19.0%	(186.2)	-36.3%
Financial Revenues	58.2	68.8	-15.4%	125.4	-53.6%
Other financial revenues	58.2	68.8	-15.4%	125.4	-53.6%
(-) Pis/Cofins taxes on financial revenues	0.0	0.0	n.a.	0.0	n.a.
Financial Expenses	(185.4)	(213.5)	-13.2%	(311.9)	-40.6%
Other financial expenses	(109.8)	(132.0)	-16.8%	(162.5)	-32.4%
Gains (Losses) with derivatives transactions	(75.6)	(81.5)	-7.2%	(149.4)	-49.4%
Exchange rate variation / Monetary variation	8.5	(1.9)	n.a.	0.3	n.a.
Non-operating revenue/expenses	(0.9)	(278.2)	n.a.	(4.3)	-79.1%
Taxes	(85.7)	1,012.9	n.a.	(106.2)	-19.3%
Minority Interest	0.0	0.0	n.a.	(8.0)	-100.0%

Net Income	(19.3)	885.6	n.a.	(179.3)	-89.2%

CONFERENCE CALL – 1Q07

In Portuguese

Date: May 09, 2007 (Wednesday)
Time: 09:00 a.m. (São Paulo time) and 08:00 a.m. (New York time)
Telephone number: (55 11) 2101-4848
Conference Call Code: VIVO
Webcast: www.vivo.com.br/ri

The conference call audio replay will be available at telephone number (55 11) 2101-4848 code: VIVO or in our website.

CONFERENCE CALL – 1Q07

In English

Date: May 09, 2007 (Wednesday)
Time: 11:30 a.m. (São Paulo time) and 10:30 a.m. (New York time)
Telephone number: (+1 973) 935-8893
Conference Call Code: VIVO or 8718334
Webcast: www.vivo.com.br/ir

The conference call audio replay will be available at telephone number (+1 973) 341-3080 code: 8718334 or in our website.

VIVO – Investor Relations
Ernesto Gardelliano Carlos Raimar Schoeninger

          Av Chucri Zaidan, 860 – Morumbi – São Paulo - SP – 04583-110
Telephone: +55 11 7420-1172
Email: ri@vivo.com.br

Information available in the website: http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure.
Current Capital (Short-term capital) = Current assets – Current liabilities.
Working capital = Current Capital – Net Debt.
Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.
Net Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash within a one-year period.
EBIT – Earnings before interest and taxes.
EBITDA – Earnings result before interest. taxes. depreciation and amortization.
Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company’s financial leverage.
Operating Cash Flow = EBITDA – CAPEX.
EBITDA Margin = EBITDA / Net Operating Revenue.
PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.
NE – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.
CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.
CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.
CSP – Carrier Selection Code.
SMP – Personal Mobile Services.
SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.
WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1xRTT technology.
GSM – (Global System for Mobile) – an open digital cellular technology used for transmitting mobile voice and data services. It is a circuit witched system that divides each channel into time-slots.

Operating indicators:

Gross additions – Total of customers acquired in the period.
Net additions = Gross Additions – number of customers disconnected.
ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.
Postpaid ARPU – ARPU of postpaid service users.
Prepaid ARPU – ARPU of prepaid service users.
Blended ARPU – ARPU of the total customer base (contract + prepaid).
Entry Barrier – Value of the least expensive phone offered.
Customers – Number of wireless lines in service.
Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).
Market share = Company’s total number of customers / number of customers in its operating area.
Market share of net additions: participation of estimated net additions in the operating area.
MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outbound minutes + incoming minutes) / monthly average of customers in the period.
Postpaid MOU – MOU of postpaid service users.
Prepaid MOU – MOU of prepaid service users.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Productivity = number of customers / permanent employees.
Right planning programs – Customer profile adequacy plans
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.
VC – Communication values per minute.
VC1 – Communication values for calls in the same area of the subscriber.
VC2 – Communication values for Calls posted outside the area code and inside the State.
VC3 – Communication values for Calls outside the State.
VU-M – Value of mobile use of the Cellular Operator network which the Fixed Telephone Operator pays for a call from a Fixed Phone to a Mobile Phone (interconnection fee).
Partial Bill & Keep – system of collection for use of local network between SMP operators which occurs only when traffic between them exceeds 55%, which impacts over revenue and interconnection cost, which ceased to be charged as from July 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.